8500 Station Street #100	Phone: (440) 974-3770
Mentor, Ohio 44060	Toll Free: (877) 222-7867
www.ewst.com	Fax: (440) 974-0844

June 20, 2012

Via EDGAR & Facsimile

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Re:  Gas Natural Inc.

Request for Acceleration of Registration Statement on Form S-3

SEC File No. 333-175683

Dear Mr. Owings,

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, this letter shall serve as the request of Gas Natural Inc. (the “Registrant”) for acceleration of the Registration Statement on Form S-3 initially filed with the Securities and Exchange Commission (the “Commission”) on July 20, 2011 (the “Registration Statement”). The Registrant respectfully requests that the Registration Statement be declared effective at 5:00 p.m., on Monday, June 25, 2012 or as soon as possible thereafter.

The Registrant acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant and its management. The Registrant acknowledges to the Commission that:

(i)	Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	The Registration represents that it will not assert the declaration of the effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions you have concerning this request for acceleration to Christopher J. Hubbert at 216-736-7215. Please fax written confirmation of the Commission’s acceptance of the acceleration request to Mr. Hubbert at 216-621-6526. Thank you for your attention to this matter.

Sincerely,

/s/ Thomas J. Smith
Thomas J. Smith Vice President and Chief Financial Officer